[TAMSA LOGO]                                                       PRESS RELEASE

FOR IMMEDIATE RELEASE

Gerardo Varela / Jose Ramon Calderon             Cesar Villavicencio
Tamsa                                            Citigate Financial Intelligence
011-52-55-5282-9913                              (212) 688-6840 / (212) 419-8305
www.tamsa.com.mx

MEXICO CITY (November 25, 2002) - Tubos de Acero de Mexico, S.A. (AMEX: TAM) today announced that:

Tenaris S.A. ("Tenaris") informed investors that on November 18, 2002, Acciones y Valores de Mexico, S.A. de C.V., Casa de Bolsa, a member of Grupo Financiero Banamex ("Accival") who is acting as the Mexican Exchange Agent for Tenaris's offer (the "Exchange Offer") to exchange its shares for shares of Tubos de Acero de Mexico, S.A. ("Tamsa"), has obtained from the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) the certificate, attesting that certain requirements have been satisfied, required under Mexican tax law for the exchange of Tamsa shares for Tenaris shares to be exempt from income tax. Accordingly, Accival will not make any income tax withholdings under Mexican law in connection with any gains realized by holders of Tamsa shares participating in the Exchange Offer.

Tenaris press release is available as a supplement of the Prospectus for any shareholder of Tamsa or any agent of such shareholder on the Bolsa Mexicana de Valores, S.A. de C.V.'s website (www.bmv.com.mx) in the section "Inscripcion y Prospectos".

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares or ADSs. The Exchange Offer is made in the United States solely by the prospectus dated November 8, 2002, and the related forms of acceptance and ADS letters of transmittal is not being made to, nor will tenders be accepted from or on behalf of, holders of shares or ADSs in any jurisdiction in which the making of the exchange offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the exchange offer be made by a licensed broker or dealer, the exchange offer shall be deemed to be made on behalf of the dealer manager for the Exchange Offer or one or more registered brokers or dealers licensed under laws of such jurisdiction.

                                       1